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                                                           OMB Number: 3235-0145
                             UNITED STATES              Expires: August 31, 1999
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                   -------------------------------


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*


                                 GLOBALINK, INC.
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                                (Name of Issuer)


                          Common Stock, $.01 par value
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                         (Title of Class of Securities)


                                   37936V 102
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                                 (CUSIP Number)


                             David Alan Miller, Esq.
                            Graubard Mollen & Miller
                                600 Third Avenue
                          New York, New York 10016-2097
                            Telephone: (212) 818-8800
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            Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)


                                November 5, 1997
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             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 5 Pages

                                                               SEC 1746 (10-97)

                                  SCHEDULE 13D


CUSIP No.  37936V 102                                     Page 2 of 5 Pages
------------------------                                -----------------------

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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                   Ronald I. Heller
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) |_|
                                                                   (b) |_|
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*

                   PF, OO - See Item 3
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) OR 2(e)                                        |_|
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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   United States
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                            7        SOLE VOTING POWER

                                              436,364 Shares
         NUMBER OF       -----------------------------------------------------
          SHARES            8        SHARED VOTING POWER
       BENEFICIALLY
         OWNED BY                             220,000 Shares
           EACH          -----------------------------------------------------
         REPORTING          9        SOLE DISPOSITIVE POWER
          PERSON
           WITH                               436,364 Shares
                         -----------------------------------------------------
                            10       SHARED DISPOSITIVE POWER

                                              220,000 Shares
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   656,364 Shares
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                          |_|

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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   7.0%
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14        TYPE OF REPORTING PERSON*

                   IN
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



CUSIP No.  37936V 102                                       Page 3 of 5 Pages
--------------------------                                ---------------------


Item 1.   Security and Issuer

     The class of equity securities to which this statement relates is the common stock, $.01 par value ("Common Stock"), of Globalink, Inc. ("Issuer"), a Delaware corporation, whose principal executive offices are located at 9302 Lee Highway, 12th Floor, Fairfax, Virginia 22031.

     The percentage of beneficial ownership reflected in this Statement is based upon 9,173,749 shares of Common Stock outstanding on May 4, 1998, which number has been obtained directly from the Issuer.

Item 2.   Identity and Background

     (a) Name: This statement is filed on behalf of Ronald I. Heller ("Heller").

     (b) Business Address: Heller has a business address of c/o M.H. Meyerson & Co., Inc., Newport Office Tower, 34th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.

     (c) Principal Business: Heller is principally engaged in the investment banking business for M.H. Meyerson & Co., Inc. ("Meyerson"), an investment banking firm with its offices at Newport Office Tower, 34th Floor, 525 Washington Boulevard, Jersey City, New Jersey 07310.

     (d) Convictions:  During the last five years, Heller has not been convicted
in  any  criminal   proceeding   (excluding   traffic   violations   or  similar
misdemeanors).

     (e) Regulatory Proceedings: During the last five years, Heller has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, except that Heller consented to certain findings by the Market Surveillance Committee ("MSC") of the National Association of Securities Dealers ("NASD"). Specifically, effective January 17, 1994, Heller consented to findings that R.H. Damon & Co., Inc. ("RHD"), an investment banking firm of which Heller was a principal, distributed shares of Star Classic, Inc. in violation of certain NASD rules at a time when RHD acted as one of that public company's common stock's numerous market makers. While it was noted that such violations occurred without scienter on Heller's part and that the transactions in question were made in a negotiated, large block transaction accomplished through the over-the-counter market at prices believed by RHD to be the then current market prices, the MSC stated that RHD was negligent to make such transactions without first withdrawing from market making activities for the requisite period of time. It was also found that certain of RHD's compliance procedures were inadequate and, although Heller had passed the Series 24 principal's examination, for a period of time before passing such examination, he served as the principal supervising RHD's trading. Heller consented to a $20,000 fine, a two-week suspension from association with an NASD member firm in any capacity and a two-month suspension from association with an NASD member firm in a principal capacity, which latter suspension ended on March 17, 1994.

CUSIP No.  37936V 102                                       Page 4 of 5 Pages
-----------------------                                   ---------------------


     (f) Citizenship: Heller is a citizen of the United States.

Item 3.   Source and Amounts of Funds or Other Consideration

     Unchanged.

Item 4.   Purpose of Transactions

     Unchanged.

Item 5.   Interest in Securities of the Issuer

     (a) Heller directly owns and holds in his individual account 200,000 units ("Units") purchased from the Issuer in a private offering ("Private Offering"), each Unit consisting of one share of Common Stock and one Warrant ("Warrant"). Each Warrant entitles its holder to purchase one share of Common Stock until October 19, 2002, at an exercise price of $1.75. Heller is deemed to beneficially own the 200,000 shares of Common Stock underlying the Warrants since the Warrants are currently exercisable. Heller also directly owns and holds in his individual account 18,182 Unit Purchase Options ("UPOs"), which are exercisable at $1.51 per Unit until October 19, 2002. Heller is deemed to beneficially own the 18,182 shares of Common Stock underlying the Units and the 18,182 shares of Common Stock underlying the Warrants included in the Units since they are both immediately exercisable. In addition, Heller and his wife jointly own 220,000 shares of Common Stock in a joint account ("Joint Account"). Accordingly, Heller may be deemed to beneficially own 656,364 shares of Issuer's Common Stock, or approximately 7.0% of the outstanding shares of Common Stock.

     (b) Heller has sole voting and dispositive power over the 200,000 shares of Common Stock held in his individual account, and over the additional 236,364 shares of Common Stock underlying the Units in the UPO and the Warrants he is deemed to beneficially own. Heller has shared voting and dispositive power over the 220,000 shares of Common Stock held in the Joint Account.

     (c) On November 5, 1997, Heller, as custodian for a custodial account for his daughter, transferred 100,000 shares of Common Stock held in such custodial account into an irrevocable trust for the benefit of his daughter. Also on November 5, 1997, Heller's wife, as custodian for a custodial account for Heller's son, transferred 100,000 shares of Common Stock held in such custodial account into an irrevocable trust for the benefit of Heller's son. The sole trustee of each irrevocable trust is unrelated to each of Heller and his wife, and neither Heller nor his wife hold voting or dispositive power with respect to the Common Stock held in such trusts.

     (d) Heller's wife shares the right to receive and the power to direct the receipt of dividends from and/or the proceeds from the sale of the 220,000 shares of Common Stock held in the Joint Account.

     (e) Not applicable.

CUSIP No.  37936V 102                                       Page 5 of 5 Pages
--------------------------                                ---------------------


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

     Unchanged.

Item 7.   Material to be Filed as Exhibits

     Unchanged.



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 11, 1998


                             /s/ Ronald I. Heller
                        ----------------------------------
                                Ronald I. Heller